SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

PHH Corporation

(Exact Name of Registrant as Specified in Its Charter)

Maryland	52-0551284

(State of Incorporation or Organization)	(I.R.S. Employer
Identification no.)

1 Campus Drive
Parsippany, New Jersey	07054

(Address of Principal Executive Offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective upon filing pursuant to General Instruction A.(c), please check the following box. ☑
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective upon filing pursuant to General Instruction A.(d), please check the following box. ☐

Securities Act registration statement file number to which this form relates: N/A

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered

Common Stock, $0.01 par value per share (including preferred stock purchase rights)	New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:

None	None

(Title of Class)	(Name of Exchange)

Item 1. Description of Registrant’s Securities to be Registered
Item 2. Exhibits
SIGNATURE
Exhibit Index
EX-3.1: FORM OF RIGHTS AGREEMENT
EX-3.2: FORM OF COMMON STOCK CERTIFICATE
EX-4.1: FORM OF AMENDED AND RESTATED ARTICLES OF INCORPORATION
EX-4.2: FORM OF AMENDED AND RESTATED BY-LAWS

Item 1. Description of Registrant’s Securities to be Registered

Common Stock

General

As of the date of this registration statement, 1,000 shares of the common stock, par value $0.01 per share (the “Common Stock”), of PHH Corporation, a Maryland corporation (the “Company”), were issued and outstanding and held of record by the Company’s parent, Cendant Corporation (“Cendant”). On January 5, 2005, Cendant announced that its board of directors approved the distribution of its mortgage and fleet operations to Cendant’s stockholders through the distribution to Cendant’s stockholders of all the shares of the Common Stock (the “spin-off”). Effective as of the completion of the spin-off, the Company’s authorized capital stock will consist of 100,000,000 shares of Common Stock and 10,000,000 shares of preferred stock. Following the completion of the spin-off, the Company expects to have approximately 52.6 million shares of Common Stock and no shares of preferred stock outstanding.

The following summary of the Common Stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the amended and restated articles of incorporation and amended and restated by-laws that will be adopted by the Company prior to the completion of the spin-off, forms of which are filed as exhibits to this registration statement and incorporated herein by reference.

Common Stock

The holders of Common Stock will possess exclusive voting rights in the Company, except to the extent the board of directors of the Company (the “Board”) specifies voting power with respect to any other class of securities issued in the future. Each holder of Common Stock is entitled to one vote for each share held of record on each matter submitted to a vote of stockholders, including the election of directors. Stockholders will not have any right to cumulate votes in the election of directors.

Subject to preferences that may be granted to the holders of preferred stock, each holder of Common Stock is entitled to share ratably in distributions to stockholders and to receive ratably such dividends as may be declared by the Board out of funds legally available therefor. In the event of the Company’s liquidation, dissolution or winding up, the holders of Common Stock will be entitled to receive, after payment of all of the Company’s debts and liabilities and of all sums to which holders of any preferred stock may be entitled, the distribution of any of the Company’s remaining assets. Holders of the Common Stock have no conversion, exchange, sinking fund, redemption or appraisal rights (other than such as may be determined by the Board in its sole discretion) and have no preemptive rights to subscribe for any of the Company’s securities. All shares of Common Stock distributed pursuant to the spin-off will be fully paid and non-assessable. The Common Stock has been approved for listing, subject to official notice of issuance, on the New York Stock Exchange under the symbol “PHH.”

Under the Maryland General Corporation Law, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business unless approved by the affirmative vote of stockholders holding at least two-thirds of the shares entitled to vote on the matter. A Maryland corporation may provide, however, in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. The Company’s charter provides for approval of these matters by a majority of all the votes entitled to be cast.

Classified Board of Directors

Immediately following the spin-off, the Board will consist of seven members, which number may only be altered by the action of a majority of the Board. The Board will be divided into three classes serving staggered three-year terms, with the directors in one of these classes being elected each year. Section 2-406(b)(3) of the Maryland General Corporation Law provides that stockholders of corporations that have classified boards may only remove directors for cause. The Company’s charter provides that directors may be removed from office by stockholders only for cause, and then only by the vote of the holders of not less than two-thirds of the outstanding shares of stock entitled to vote generally in the election of directors. The classified board provision, together with certain other provisions of the Company’s charter, could have the effect of making the replacement of incumbent directors more time consuming and difficult. For example, due to the fact that the classified board has staggered terms, a change in a majority of the Board may generally only take place over the course of two annual meetings of the Company’s stockholders. Thus, the classified board provision could increase the likelihood that incumbent directors will retain their positions and may have the effect of delaying, deferring or preventing a change in control or other transaction which might involve a premium price for the Company’s stockholders or otherwise be in the best interests of the Company’s stockholders.

Power to Issue Preferred Stock

The Board, without further action by the holders of Common Stock, may issue shares of preferred stock from time to time and in one or more classes or series. The Board is vested with authority to fix by resolution the designations and the powers, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including, without limitation, the dividend rate, conversion or exchange rights, redemption price and liquidation preference of any class or series of shares of preferred stock, and to fix the number of shares constituting any such class or series.

The authority possessed by the Board to issue preferred stock could potentially be used to discourage attempts by others to obtain control of the Company through a merger, tender offer, proxy contest, or otherwise by making such attempts more difficult to achieve or more costly. The Board may issue preferred stock with voting or conversion rights or other terms that could adversely affect the voting power of the holders of Common Stock. There are no current agreements or understandings for the issuance of preferred stock, and the Board has no present intention to issue any shares of preferred stock.

Power to Reclassify Shares of the Company’s Stock

The Company’s charter authorizes the Board to classify and reclassify any unissued shares of capital stock into other classes or series of stock. Prior to issuance of shares of each class or series, the Board is required by the Maryland General Corporation Law and by the Company’s charter to set the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms of conditions of redemption for each class or series. Thus, the Board could authorize the issuance of shares of preferred stock with terms and conditions which could have the effect of delaying, deferring or preventing a change in control or other transaction that might involve a premium price for the stockholders or otherwise be in the best interests of the Company’s stockholders.

Power to Issue Additional Shares of Common Stock and Preferred Stock

The Board, without any action by the stockholders, may amend the Company’s charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that the Company has authority to issue. The Company believes that the power to issue additional shares of Common Stock or preferred stock and to classify or reclassify unissued shares of common or preferred stock and thereafter to issue the classified or reclassified shares provides it with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs which might arise. These actions can be taken without stockholder approval, unless stockholder approval is required by applicable law or the rules of any stock exchange or automated quotation system on which the Company’s securities may be listed or traded from time to time. Although the Company has no present intention of doing so, it could issue a class or series of stock that could delay, defer or prevent a change in control or other transaction which might involve a premium price for its stockholders or otherwise be in the best interests of its stockholders.

Insurance Regulations Concerning Change Of Control

Our wholly-owned subsidiary, Atrium Insurance Corporation, a New York domiciled monoline mortgage guaranty insurance company, is subject to insurance regulations in the State of New York. Pursuant to these regulations, any person proposing to acquire, directly or indirectly, 10% or more of Atrium’s outstanding common stock (which would include the acquisition of 10% or more of the Common Stock), or otherwise proposing to engage in a transaction involving a change in control of Atrium, would be required to obtain the prior approval of the New York Superintendent of Insurance.

Preferred Stock Purchase Rights

Prior to the completion of the spin-off, the Board will declare a dividend distribution of one right (a “Right”) for each outstanding share of Common Stock to holders of record of Common Stock immediately following the completion of the spin-off on January 31, 2005 (such time and date, the “Record Date”). Each Right will entitle the registered holder thereof to purchase from the Company a unit consisting of one one-hundredth of a share (a “Unit”) of Series A Junior Participating Preferred Stock, par value $.01 per share (the “Series A Preferred Stock”) at a purchase price of $75.00 per Unit, subject to adjustment (the “Purchase Price”).

The terms of the Rights will be set forth in a Rights Agreement (as amended, restated, renewed or extended from time to time, the “Rights Agreement”) to be entered into by the Company and Mellon Investor Services LLC, as Rights Agent. The following summary of the principal terms of the Rights Agreement is a general description only and is subject to the detailed terms and conditions of the Rights Agreement, a form of which is attached as Exhibit 3.1 to this registration statement and is incorporated herein by reference.

Distribution Date

Initially, the Rights will be attached to all shares of Common Stock then outstanding, and will trade together with the Common Stock. No separate Rights certificates will be issued. Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the Common Stock and a “Distribution Date” will occur upon the earlier of (i) 10 days following a public announcement by the Company that a person or group of affiliated or associated persons beneficially owns 15% or more of the outstanding shares of Common Stock (an “Acquiring Person”) or (ii) 10 business days (or such later date as the Board shall determine) following the commencement of a tender offer or exchange offer, that, if completed, would result in a person or group becoming an Acquiring Person. Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock and will be transferred with and only with the Common Stock, and (ii) the surrender for transfer of any shares of Common Stock will also constitute the transfer of the Rights associated with such shares of Common Stock.

Expiration and Exercise

The Rights are not exercisable until the Distribution Date and will expire at 5:00 P.M. (New York City time) on January 31, 2015, unless such date is extended or the Rights are earlier redeemed or exchanged by the Company as described below.

As soon as practicable after the Distribution Date, Rights certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights certificates alone will represent the Rights. Except as otherwise determined by the Board, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights. Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Series A Preferred Stock will be issued.

Right to Purchase Common Stock

In the event that a person becomes an Acquiring Person, each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following such time as any person becomes an Acquiring Person, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person (and certain parties related to such Acquiring Person) will be null and void. However, Rights are not exercisable following such time as any person becomes an Acquiring Person until such time as the Rights are no longer redeemable by the Company as set forth below under “Redemption”.

For example, at an exercise price of $75.00 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following such time as any person becomes an Acquiring Person would entitle its holder to purchase $150.00 worth of Common Stock (or other consideration, as noted above) for $75.00. Assuming that the Common Stock had a per share value of $15.00 at such time, the holder of each Right would be entitled to purchase 10 shares of Common Stock for $75.00.

Right to Purchase Stock in Acquiring Company

In the event that, at any time following the first public announcement by the Company that an Acquiring Person has become such (the “Stock Acquisition Date”), (i) the Company engages in a merger or other business combination transaction in which the Company is not the surviving corporation, (ii) the Company engages in a merger or other business combination transaction in which the Company is the surviving corporation and the Common Stock is changed or exchanged, or (iii) 50% or more of the Company’s assets, cash flow or earning power is sold or transferred, each holder of a Right (except Rights which have previously been voided as described above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the second preceding paragraph are referred to as the “Triggering Events.”

Exchange of Rights

At any time after a person becomes an Acquiring Person and prior to the acquisition by such person or group of fifty percent (50%) or more of the outstanding Common Stock, the Board may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-hundredth of a share of Series A Preferred Stock (or of a share of a class or series of the Company’s preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment, as provided in the Rights Agreement).

Antidilution Adjustments

The Purchase Price payable, and the number of Units of Series A Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Preferred Stock, (ii) if holders of the Series A Preferred Stock are granted certain rights or warrants to subscribe for Series A Preferred Stock or convertible securities at less than the current market price of the Series A Preferred Stock, or (iii) upon the distribution to holders of the Series A Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends) or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Series A Preferred Stock on the last trading date prior to the date of exercise.

Redemption

At any time until the earlier of (a) ten days following the Stock Acquisition Date and (b) January 31, 2015, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board). Immediately upon the action of the Board ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price.

No Stockholders’ Rights Prior to Exercise

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company or in the event of the redemption of the Rights as set forth above.

Amendment of the Rights Agreement

Any of the provisions of the Rights Agreement may be amended by the Board prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights, or to shorten or lengthen any time period under the Rights Agreement. The foregoing notwithstanding, no amendment may be made at such time as the Rights are no longer redeemable.

Item 2. Exhibits

Exhibit No.	Description

3.1	Form of Rights Agreement between PHH Corporation and Mellon Investor Services LLC, as Rights Agent

3.2	Form of Common Stock Certificate

4.1	Form of Amended and Restated Articles of Incorporation of PHH Corporation

4.2	Form of Amended and Restated By-laws of PHH Corporation

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 18, 2005

PHH Corporation

/s/ Eric J. Bock

By: Eric J. Bock
Title: Executive Vice President and Corporate Secretary

Exhibit Index

Exhibit No.	Description

3.1	Form of Rights Agreement between PHH Corporation and Mellon Investor Services LLC, as Rights Agent

3.2	Form of Common Stock Certificate

4.1	Form of Amended and Restated Articles of Incorporation of PHH Corporation

4.2	Form of Amended and Restated By-laws of PHH Corporation